

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via Email
Brian E. Schaaf
Assistant Treasurer
Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
c/o U.S. Bank Trust National Association
300 Delaware Avenue, 9th Floor
Wilmington, Delaware 19801

> **Re:** **Ford Credit Floorplan Master Owner Trust A**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-171922-02**

Dear Mr. Schaaf:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note that for each new issuance of asset-backed securities from the master trust that you obtained a new CIK number and filed the offering documents under the new CIK number. Since each new series of asset-backed securities and each prior series of asset-backed securities are issued from the same issuing entity and appear to be backed by the same pool of receivables, please tell us why you have created different CIKs that appear to represent different series of asset-backed securities of one issuing entity and why each of those CIKs has its own filings on EDGAR.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2011</u>

<u>Exhibit 31</u>

2. We note that the Form 10-K/A filed on March 30, 2012 did not include a new certification as required by Rule 15d-14(d) under the Securities Exchange Act of 1934. Please confirm that future filings of amendments to any report that is required to be accompanied by the certifications specified in Securities Exchange Act Rules 13a-14(d) and 15d-14(d) will include new certifications. Please refer to Securities Exchange Act Rule 12b-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Susan Thomas